Learnday, INC. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Year ended September 30th, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Learnday, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of September 30th 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matters
In addition to the reviewed financial statements of Learn Day, Inc, the accompanying financial statements contain the pro forma financial statements of the entities acquired as mentioned in Note 3. These pro forma financial statements are management prepared and were not reviewed.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 17th, 2020
Vincenzo Mongio

LearnDay, Inc.
Consolidated Balance Sheets
(Unaudited)
$USD

		September 30, 2020
ASSETS		
Current Assets		
Cash and cash equivalents	$	95,481
Accounts receivable		4,835
Prepaid expense		1,754
Total Current Assets		102,070
Intangible assets		18,742
Intangible asset - goodwill		582,434
TOTAL ASSETS	$	703,246
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable and accrued liabilities	$	109,928
Accrued interest		93
Due to related parties		58,508
Notes due to related parties		505,375
Income tax payable		6,287
Total Current Liabilities		680,191
Long-term debt		29,987
		710,178
Stockholders' Equity (Deficit)		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized; no shares issued and outstanding		-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 80,000,000 shares issued and outstanding		8,000
Subscription Receivable		(8,000)
Accumulated deficit		(6,112)
Accumulated other comprehensive loss		(820)
Total Stockholders' Equity (Deficit)		(6,932)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	703,246

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Consolidated Statements of Operations
(Unaudited)
$USD

		For the Period from July 8, 2020 (Date of Inception) to September 30, 2020
OPERATING EXPENSES		
General and administrative expenses	$	4,859
Professional fees		734
Total Operating Expenses		5,593
LOSS FROM OPERATIONS		(5,593)
OTHER INCOME (EXPENSE)		
Interest expense		(93)
Loss on foreign exchange		(426)
Total Other Income (Expense)		(519)
Loss before Income Taxes		(6,112)
Income Tax Provision		-
Net Loss	$	(6,112)
OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustments		(820)
Total Comprehensive Loss	$	(6,932)
NET LOSS PER SHARE: BASIC AND DILUTED	$	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		1,092,896

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Consolidated Statements of Stockholders' Deficit
From July 8, 2020 (Date of Inception) to September 30, 2020
(Unaudited)
$USD

	Common Stock		Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	Number of Shares	Amount				
Balance - July 8, 2020 (Date of Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common shares for incorporation	1	1	-	-	-	1
Cancellation of common shares for incorporation	(1)	(1)	-	-	-	(1)
Issuance of common shares for cash	80,000,000	8,000	(8,000)	-	-	-
Other comprehensive loss	-	-	-	-	(820)	(820)
Net loss	-	-	-	(6,112)	-	(6,112)
Balance - September 30, 2020	80,000,000	$ 8,000	$ (8,000)	$ (6,112)	$ (820)	$ (6,932)

The accompanying notes are an integral part of these unaudited consolidated financial statements

LearnDay, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
$USD

		For the Period from July 8, 2020 (Date of Inception) to September 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,112)
Changes in operating assets and liabilities:		
Prepaid expenses		(1,754)
Accounts payable and accrued liabilities		1,254
Accrued interest		93
Net cash used in operating activities		(6,519)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of net assets from business acquisition		95,453
Net cash provided by investing activities		95,453
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related parties		1,992
Proceeds from note payable - related parties		5,375
Net cash provided by financing activities		7,367
Effects on changes in foreign exchange rate		(820)
Net increase in cash and cash equivalents		95,481
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	95,481
Supplemental Cash Flow Disclosures		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-Cash Investing and Financing Activity:		
Cancellation of Common Stock	$	1
Subscription Receivable	$	8,000
Notes due to related party for business acquisition	$	500,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2020
$USD

NOTE 1 – DESCRIPTION OF BUSINESS

LearnDay, Inc. ("the Company") was incorporated in Delaware on July 1, 2020. The Company's fiscal year end is September 30. The Company is an education institution providing online education platforms for certified and regulated industries that promote lifelong skills learning in an ever-changing workplace.

On August 7, 2020, the Company acquired ETA Education Corp., a British Columbia corporation incorporated on April 16, 2019. The Company offers e-Learning certification courses in blockchain, corporate social responsibility, sustainable energy technologies and fintech.

On September 30, 2020, the Company acquired PNC Learning Inc., a British Columbia corporation incorporated on February 21, 2018. The Company offers e-Learning regulated training courses in general and life insurance licensing, financial planning licensing and fitness licensing.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated significant revenues since inception. As at September 30, 2020, the Company has an accumulated loss from operations of $6,112. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due.

Basis of Presentation

These consolidated financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles ("GAAP") of the United States.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ETA Education Corp. (Canada) and PNC Learning Inc. (Canada). All material intercompany balances and transactions have been eliminated.

Foreign Currency Translation and Re-measurement

The Company's reporting currency is the U.S. dollar. The functional currency of the Company's subsidiary is Canadian dollar. All transactions initiated in Canadian dollars are translated into U.S. dollars in accordance with ASC 830-30, "Translation of Financial Statements," as follows:

i) Assets and liabilities at the rate of exchange in effect at the balance sheet date.
ii) Equities at historical rate
iii) Revenue and expense items at the average rate of exchange prevailing during the period.

Adjustments arising from such translations, if any, are included in accumulated other comprehensive income in shareholders' equity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of September 30, 2020, the Company had $95,481 in cash and cash equivalents.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash, prepayments and the Company's loan from shareholder approximates its fair value due to their short-term maturity.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Prepaid and Deposits

Prepaid expense relate to retainers paid for professional fees.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill

impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

No impairment loss was recognized for the period ended September 30, 2020.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company offers private and group classes and e-Learning courses for students in passing professional insurance examinations. Training courses are delivered to the students once payment was received. The Company has no obligation for ensuring students' completion of courses. Revenue from training services rendered is recognized in the statements of operations once the payment was received and courses are delivered to the students.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC 740 "*Income Taxes*". Pursuant to ASC 740 deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At September 30, 2020, there were no unrecognized tax benefits.

Basic and Diluted Net Loss per Share

The Company computes income (loss) per share in accordance with FASB ASC 260, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of September 30, 2020, the Company did not have any dilutive instruments.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – ACQUISITION

On August 7, 2020, the Company purchased all outstanding shares of ETA Education Corp. for purchase price of $0.75 (CAD1.00) cash.

On September 30, 2020, the Company purchased all outstanding shares of PNC Learning Inc. for purchase price of $500,000 with issuance of promissory note to the director of the PNC Learning Inc.

The acquisition of ETA Education Corp. and PNC Learning Inc. met the definition of a business in accordance with FASB ASC Topic 805, *"Business Combinations"*. As such, the Company accounted for the acquisition as a business combination.

The net assets acquired by LearnDay, Inc. from ETA Education Corp. and PNC Learning Inc. during the period ended September 30, 2020 are summarized as follows:

Net Assets Acquisition		
Cash and cash equivalents	$	95,453
Intangible assets		18,742
Goodwill		582,434
Accounts receivable, net		4,835
Accounts payable and accrued liabilities		(148,674)
Due to related parties		(16,516)
Note due to related party		(500,000)
Income tax payable		(6,287)
Long-term debt		(29,987)
	$	-

Net loss of $435 since the acquisition date are included in the consolidated statements of operations for the period ended September 30, 2020.

NOTE 4 – ACCOUNTS RECEIVABLE

The Company has performed an analysis on all of its accounts receivable and determined that all amounts are collectible by the Company. As such, all accounts receivable are reflected as a current asset and no allowance for bad debt has been recorded as of September 30, 2020. As at September 30, 2020, the Company had accounts receivable of $4,835.

NOTE 5 – INTANGIBLE ASSETS

The intangible assets acquired from PNC Learning Inc. during the period ended September 30, 2020 are summarized as follows:

The domain pnclearning.com and pnc-learning.thinkific.com and the website and content (ex. class notes, videos) located thereon or accessible through, as well as all Intellectual Property and Inventions related thereto.	$	18,554
Customer names, lists, customer contracts and customer contacts, PNC Learning social media accounts and goodwill related to PNC Learning.		188
	$	18,742

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from July 8, 2020 (date of Inception) to September 30, 2020, Company's directors and shareholders advanced $58,508 to the Company for operation expenses. The loans are non-interest bearing and are due on demand.

As of September 30, 2020, amount due to related parties was $58,508.

On July 29, 2020, the Company issued a promissory note to a shareholder of $5,375 with a one-year term and bears interest at 10% per annum. As of September 30, 2020, the accrued note interest was $93.

On September 30, 2020, the Company issued a promissory note to a shareholder of $500,000 for the acquisition of PNC Learning Inc. The note has an 18-month term and bears interest at 5% per annum.

NOTE 7 – LONG-TERM DEBT

The Company assumed a CEBA loan of $29,987 (CAD 40,000) offered by CRA from PNC Learning Inc. The loan is due no later than December 31, 2025. The interest-free period ends on December 31, 2022. A 5% annual interest rate will be applied on the outstanding balance until it is paid off in full.

NOTE 8 - EQUITY

Authorized Stock

200,000,000 shares of common stock and 50,000,000 shares of preferred stock with a par value of $0.0001.

Preferred Shares

As at September 30, 2020, the Company had no preferred stock issued and outstanding.

Common Shares

On July 8, 2020, the Company's Director issued 1 incorporation shares for $1.

On September 25, 2020, the Company issued 80,000,000 shares of common stock at $0.001 for total fair value of $8,000 through private placement. As of September 30, 2020, the Company has not received the $8,000 proceed from the share issuance. The Company had subscription receivable of $8,000 as of September 30, 2020.

As at September 30, 2019 and 2018, the Company had 8,000 shares of common stock issued and outstanding.

NOTE 9 – INCOME TAX

The Company provides for income taxes under ASC 740, "*Income Taxes.*" Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

We did not provide any current or deferred U.S. federal income tax provision or benefit for the period presented because we have experienced operating losses since inception. Accounting for Uncertainty in Income Taxes when it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit.

We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward period.

The components of the Company's deferred tax asset and reconciliation of income taxes computed at the statutory federal income tax rate at 21% and Canadian income tax rate at 27% to the income tax amount recorded for the period ended September 30, 2020 is as follows:

	From the period from July 8, 2020 (Date of Incorporation) to September 30, 2020		
	USA	Canada	Total
Net operating loss carryforward	$ 5,677	$ 435	$ 6,112
Effective tax rate	21%	27%	21%
Deferred tax asset	1,192	117	1,310
Less: Valuation allowance	(1,192)	(117)	(1,310)
Net deferred assets	$ -	$ -	$ -

At September 30, 2020, the Company had $6,112 in net operating losses ("NOLs") that may be available to offset future taxable income, which begin to expire between 2040. In accordance with Section 382 of the U.S. Internal Revenue Code, the usage of the Company's net operating loss carry forwards is subject to annual limitations following greater than 50% ownership changes.

NOTE 10- SUBSEQUENT EVENTS

Subsequent to September 30, 2020 and through the date that these financials were made available, the Company had the following subsequent events:

The Company received $8,000 from issuance of 80,000,000 shares of common stock subsequent to September 30, 2020. As of December 15, 2020, subscription receivable outstanding was $0.

On December 15, 2020, a total of 40,000,000 common shares were cancelled and the following was issued:

- 2,000,000 Preferred Class A. The Preferred Class A shares have voting rights 20 to 1 and are convertible at 10 to 1 for common shares.
- 2,000,000 Preferred Class B. The Preferred Class B shares have voting rights 10 to 1 and are convertible at 10 to 1 for common shares.

Pro forma Financial Statements of business acquired.

LearnDay, Inc.
Pro Forma Consolidated Balance Sheets
(Unaudited)
$USD

		September 30, 2020		September 30, 2019
ASSETS				
Current Assets				
Cash and cash equivalents	$	95,481	$	47,446
Accounts receivable		4,835		4,889
Prepaid expense		1,754		-
Total Current Assets		102,070		52,335
Intangible assets		18,742		18,878
Intangible asset - goodwill		500,000		-
TOTAL ASSETS	$	620,812	$	71,213
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable and accrued liabilities	$	149,937	$	35,879
Accrued interest		93		-
Due to related parties		18,508		46,274
Notes due to related parties		505,375		-
Income tax payable		6,287		2,144
Total Current Liabilities		680,200		84,297
Long-term debt		29,987		-
		710,187		84,297
Stockholders' Equity (Deficit)				
Preferred stock, $0.0001 par value, 50,000,000 shares authorized; no shares issued and outstanding		-		-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 80,000,000 and 1,000,000 shares issued and outstanding, respectively		8,000		8
Subscription receivable		(8,000)		-
Accumulated deficit		(90,494)		(13,054)
Accumulated other comprehensive loss (income)		1,119		(38)
Total Stockholders' Equity (Deficit)		(89,375)		(13,084)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	620,812	$	71,213

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Pro Forma Consolidated Statements of Operations
(Unaudited)
$USD

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019
Revenue	$ 287,398	$ 173,143
Cost of goods sold	9,043	21,891
Gross profit	278,355	151,252
OPERATING EXPENSES		
General and administrative expenses	$ 192,352	$ 91,302
Professional fees	23,127	38,458
Salaries and wages	8,648	31,354
Web development cost	79,872	-
Total Operating Expenses	303,999	161,114
LOSS FROM OPERATIONS	(25,644)	(9,862)
OTHER INCOME (EXPENSE)		
Interest expense	(93)	-
Gain on foreign exchange	3,869	-
Total Other Income (Loss)	3,776	-
Loss before Income Taxes	(21,868)	(9,862)
Income Tax Provision	(6,232)	(2,139)
Net Loss	$ (28,100)	$ (12,001)
OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustments	1,157	(36)
Total Comprehensive Loss	$ (26,943)	$ (12,037)
NET LOSS PER SHARE: BASIC AND DILUTED	$ (0.03)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,092,896	1,000,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Pro Forma Consolidated Statements of Stockholders' Deficit
(Unaudited)
$USD

	Common Stock		Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	Number of Shares	Amount				
Balance - September 30, 2018	1,000,000	$ 8	$ -	$ (1,053)	$ (2)	$ (1,047)
Other comprehensive loss	-	-	-	-	(36)	(36)
Net loss	-	-	-	(12,001)	-	(12,001)
Balance - September 30, 2019	1,000,000	$ 8	$ -	$ (13,054)	$ (38)	$ (13,084)
Cancellation of common shares upon business acquisition	(1,000,000)	(8)	-	-	-	(8)
Issuance of common shares for incorporation	1	1	-	-	-	1
Cancellation of common shares for incorporation	(1)	(1)	-	-	-	(1)
Issuance of common shares for cash	80,000,000	8,000	(8,000)	-	-	-
Dividend paid	-	-	-	(49,340)		(49,340)
Other comprehensive loss	-	-	-	-	1,157	1,157
Net loss	-	-	-	(28,100)	-	(28,100)
Balance - September 30, 2020	80,000,000	$ 8,000	$ (8,000)	$ (90,494)	$ 1,119	$ (89,375)

The accompanying notes are an integral part of these unaudited consolidated financial statements

.

LearnDay, Inc.
Pro Forma Consolidated Statements of Cash Flows
(Unaudited)
$USD

	For the Year Ended September 30, 2020		For the Year Ended September 30, 2019	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(28,100)	$	(12,001)
Changes in operating assets and liabilities:				
Accounts receivable		54		(4,606)
Prepaid expenses		(1,754)		-
Accounts payable and accrued liabilities		114,050		29,852
Accrued interest		93		-
Income tax payable		4,143		2,144
Net cash provided by operating activities		88,486		15,389
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid		(49,340)		-
Proceeds from long-term debt		29,987		-
Proceeds from (Repayment to) related parties		(27,766)		13,201
Proceeds from note payable - related parties		5,375		-
Net cash provided by (used in) financing activities		(41,744)		13,201
Effects on changes in foreign exchange rate		1,293		(36)
Net increase in cash and cash equivalents		48,035		28,554
Cash and cash equivalents - beginning of period		47,446		18,892
Cash and cash equivalents - end of period	$	95,481	$	47,446
Supplemental Cash Flow Disclosures				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Non-Cash Investing and Financing Activity:				
Issuance of preferred stock for the acquisition of intangible assets	$	18,878	$	-
Cancellation of Common Stock	$	1	$	-
Subscription Receivable	$	8,000	$	-
Notes due to related party for business acquisition	$	500,000	$	-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

LearnDay, Inc.
Notes to the Pro Forma Unaudited Consolidated Financial Statements
September 30, 2020
$USD

NOTE 1 – DESCRIPTION OF BUSINESS

LearnDay, Inc. ("the Company") was incorporated in Delaware on July 8, 2020. The Company's fiscal year end is September 30. The Company is an education institution providing online education platforms for certified and regulated industries that promote lifelong skills learning in an ever-changing workplace.

On August 7, 2020, the Company acquired ETA Education Corp., a British Columbia corporation incorporated on April 16, 2019. The Company offers e-Learning certification courses in blockchain, corporate social responsibility, sustainable energy technologies and fintech.

On September 30, 2020, the Company acquired PNC Learning Inc., a British Columbia corporation incorporated on February 21, 2018. The Company offers e-Learning regulated training courses in general and life insurance licensing, financial planning licensing and fitness licensing.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated significant revenues since inception. As at September 30, 2020, the Company has an accumulated loss of $90,494. These factors among others raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due.

Basis of Presentation – Pro Forma

The unaudited pro forma consolidated balance sheets, consolidated statements of operations, consolidated statements of stockholders' deficit, and consolidated statements of cash flows as of September 30, 2020 and September 30, 2019 are based on the on the historical financial statements of LearnDay Inc, a Delaware Corporation, ETA Education Corp, a British Columbia Corporation, and PNC Learning Inc., a British Columbia Corporation.

No pro forma adjustments were required to conform the accounting policies of any of the companies included in the pro forma financial statements.

The unaudited pro forma combined statements are presented as if the entities were combined from October 1, 2018.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ETA Education Corp. (Canada) and PNC Learning Inc. (Canada). All material intercompany balances and transactions have been eliminated.

Foreign Currency Translation and Re-measurement

The Company's reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiary is Canadian dollar. All transactions initiated in Canadian dollars are translated into U.S. dollars in accordance with ASC 830-30, "Translation of Financial Statements," as follows:

i) Assets and liabilities at the rate of exchange in effect at the balance sheet date.
ii) Equities at historical rate
iii) Revenue and expense items at the average rate of exchange prevailing during the period.

Adjustments arising from such translations, if any, are included in accumulated other comprehensive income in shareholders’ equity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of September 30, 2020 and 2019, the Company had $95,481 and $47,446, respectively in cash and cash equivalents.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash, prepayments and the Company’s loan from shareholder approximates its fair value due to their short-term maturity.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Prepaid and Deposits

Prepaid expense relate to retainers paid for professional fees.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

No impairment loss was recognized for the period ended September 30, 2020.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company offers private and group classes and e-Learning courses for students in passing professional insurance examinations. Training courses are delivered to the students once payment was received. The Company has no obligation for ensuring students' completion of courses. Revenue from training services rendered is recognized in the statements of operations once the payment was received and courses are delivered to the students.

Income Taxes

The Company accounts for income taxes pursuant to FASB ASC 740 "*Income Taxes*". Pursuant to ASC 740 deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their

tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At September 30, 2020, there were no unrecognized tax benefits.

Basic and Diluted Net Loss per Share

The Company computes income (loss) per share in accordance with FASB ASC 260, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of September 30, 2020, the Company did not have any dilutive instruments.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – ACQUISITION

On August 7, 2020, the Company purchased all outstanding shares of ETA Education Corp. for purchase price of $0.75 (CAD1.00) cash.

On September 30, 2020, the Company purchased all outstanding shares of PNC Learning Inc. for purchase price of $500,000 with issuance of promissory note to the director of the PNC Learning Inc. The Company acquired Goodwill valued at $500,000, which represents brand name and customer based provided from PNC Learning Inc.

NOTE 4 – ACCOUNTS RECEIVABLE

The Company has performed an analysis on all of its accounts receivable and determined that all amounts are collectible by the Company. As such, all accounts receivable are reflected as a current asset and no allowance for bad debt has been recorded as of September 30, 2020. As at September 30, 2020, and 2019 the Company had accounts receivable of $4,835, and $4,889, respectively.

NOTE 5 – INTANGIBLE ASSETS

The intangible assets acquired from PNC Learning Inc. during the period ended September 30, 2020 are summarized as follows:

The domain pnclearning.com and pnc-learning.thinkific.com and the website and content (ex. class notes, videos) located thereon or accessible through, as well as all Intellectual Property and Inventions related thereto.	$	18,554
Customer names, lists, customer contracts and customer contacts, PNC Learning social media accounts and goodwill related to PNC Learning.		188
	$	18,742

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended September 30, 2020, the Company made $27,766 repayment to the Company's directors and shareholders. During the year ended September 30, 2019, the Company advanced $13,201 to the Company's directors and shareholders for operating expenses. The loans are non-interest bearing and are due on demand.

As of September 30, 2020, and 2019, the amount due to related parties was $18,508 and $46,274, respectively.

On July 29, 2020, the Company issued a promissory note to a shareholder of $5,375 with a one-year term and bears interest at 10% per annum. As of September 30, 2020, the accrued note interest was $93.

On September 30, 2020, the Company issued a promissory note to a shareholder of $500,000 for the acquisition of PNC Learning Inc. The note has an 18-month term and bears interest at 5% per annum.

NOTE 7 – LONG-TERM DEBT

The Company assumed a CEBA loan of $29,987 (CAD 40,000) offered by CRA from PNC Learning Inc. The loan is due no later than December 31, 2025. The interest-free period ends on December 31, 2022. A 5% annual interest rate will be applied on the outstanding balance until it is paid off in full.

NOTE 8 - EQUITY

<u>Authorized Stock</u>

200,000,000 shares of common stock and 50,000,000 shares of preferred stock with a par value of $0.0001.

<u>Preferred Shares</u>

As at September 30, 2020, the Company had no preferred stock issued and outstanding.

<u>Common Shares</u>

On February 21, 2018, the Company's director issued 1,000,000 incorporation shares for $8, which was cancelled upon business acquisition.

On July 8, 2020, the Company's Director issued 1 incorporation shares for $1, which was cancelled upon issuance of 80,000,000 shares of common stock on September 25, 2020.

On September 25, 2020, the Company issued 80,000,000 shares of common stock at $0.001 for total fair value of $8,000 through private placement. As of September 30, 2020, the Company has not received the $8,000 proceed from the share issuance. The Company had subscription receivable of $8,000 as of September 30, 2020.

As at September 30, 2019 and 2018, the Company had 8,000 shares of common stock issued and outstanding.

NOTE 9 – INCOME TAX

The Company provides for income taxes under ASC 740, "*Income Taxes.*" Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

We did not provide any current or deferred U.S. federal income tax provision or benefit for the period presented because we have experienced operating losses since inception. Accounting for Uncertainty in Income Taxes when it

is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit.

We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward period.

The components of the Company's deferred tax asset and reconciliation of income taxes computed at the statutory federal income tax rate at 21% and Canadian income tax rate at 27% to the income tax amount recorded for the period ended September 30, 2020 and 2019 is as follows:

	For the Year Ended September 30, 2020			For the Year Ended September 30, 2019		
	USA	**Canada**	**Total**	**USA**	**Canada**	**Total**
Net operating loss carryforward	$ 5,677	$ 35,477	$ 41,154	$ -	$ 13,054	$ 13,054
Effective tax rate	21%	27%	26%	21%	27%	27%
Deferred tax asset	1,192	9,579	10,771	-	3,525	3,525
Less: Valuation allowance	(1,192)	(9,579)	(10,771)	-	(3,525)	(3,525)
Net deferred assets	$ -	$ -	$ -	$ -	$ -	$ -

At September 30, 2020, the Company had $41,154 in net operating losses ("NOLs") that may be available to offset future taxable income, which begin to expire between 2040. In accordance with Section 382 of the U.S. Internal Revenue Code, the usage of the Company's net operating loss carry forwards is subject to annual limitations following greater than 50% ownership changes.

NOTE 10- SUBSEQUENT EVENTS

Subsequent to September 30, 2020 and through the date that these financials were made available, the Company had the following subsequent events:

The Company received $4,100 from issuance of 41,000,000 shares of common stock subsequent to September 30, 2020. As of October 30, 2020, subscription receivable still outstanding was $3,900.